September 15, 2017

Via E-mail and EDGAR:
Ms. Cecilia Blye
Chief
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Discovery Communications, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 18, 2016
File No. 1-34177

Dear Ms. Blye:

On behalf of Discovery Communications, Inc. (the “Company”), we acknowledge receipt by the Company of the letter dated September 1, 2017 (the “Comment Letter”) of the Staff of the Office of Global Security Risk (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 10-K of the Company.

The Company is working to respond to the Comment Letter but will require additional time to consider and respond to the Staff’s comments. Accordingly, we intend to respond on or before September 29, 2017.

We are grateful for the Staff’s accommodation in this matter. Please do not hesitate to contact me with any questions you may have at (240) 662-2425 or Kurt_Wehner@discovery.com.

/s/ KURT T. WEHNER
Kurt T. Wehner
Executive Vice President and Chief Accounting Officer, Discovery Communications, Inc.

cc: David M. Zaslav, President and Chief Executive Officer, Discovery Communications, Inc.;
Gunnar Wiedenfels, Chief Financial Officer, Discovery Communications, Inc.;
Bruce Campbell, Chief Development and Digital Media Officer and General Counsel, Discovery Communications, Inc.;
Savalle Sims, Executive Vice President and General Counsel, Discovery Communications, Inc.;
Stephanie Marks, Senior Vice President, Securities Law and Corporate Secretary, Discovery Communications, Inc.;
Larry Spirgel, Assistant Director, Securities and Exchange Commission;
Daniel Leslie, Staff Attorney, Securities and Exchange Commission